FIRST AMENDMENT
TO THE
RUBY TUESDAY, INC.
CHIEF EXECUTIVE OFFICER'S
INCENTIVE BONUS PLAN

        THIS FIRST AMENDMENT is made as of this 8th day of July, 2002, by RUBY TUESDAY, INC. (the “Company”), a corporation organized and existing under the laws of the State of Georgia.

W I T N E S S E T H:

        WHEREAS, the Company maintains the Ruby Tuesday, Inc. Chief Executive Officer’s Incentive Bonus Plan (the “Plan”), which was established by indenture effective as of September 28, 1994 and restated as of September 30, 1999.

        WHEREAS, the Company desires to amend the Plan to increase the maximum annual bonus limit thereunder.

        WHEREAS, such amendment has been approved by the Board of Directors of the Company, subject to the approval of the Company’s stockholders.

        NOW, THEREFORE, the Plan is hereby amended, effective for fiscal years of the Company commencing on and after June 5, 2002, by deleting Section 4.4 in its entirety and by substituting therefor the following:

"4.4 Maximum Annual Bonus Award. No annual bonus award otherwise earned pursuant to the Plan shall be payable to the Participant if and to the extent the amount of the annual bonus exceeds $2,000,000.”

        Except as specifically amended hereby, the Plan shall remain in full force and effect as prior to this First Amendment.

        This First Amendment shall be submitted to the stockholders of the Company for their approval and, if such approval is not obtained, the amendment of the Plan as effected by the adoption of this First Amendment shall be null and void.

        IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed as of the day and year first above written.

RUBY TUESDAY, INC
By:	/s/ Marguerite N. Duffy
Title:	Senior Vice President

ATTEST:
By:	/s/ Daniel T. Cronk
Title:	Secretary

[CORPORATE SEAL]